envoy communications
group inc.
3rd quarter report 2001
energy
focus
strength


Management Discussion and Analysis
Results of Operations

Nine Months Ended June 30, 2001 compared with Nine Months Ended June 30, 2000.

Net Revenue

Net revenue increased by 60% to $62.9 million for the nine months ended June 30, 2001, from $39.4 million in the nine months ended June 30, 2000. This increase is a result of both growth through acquisition and organic growth. Effective January 1, 2001, we acquired all of the shares of the International Design Group (Canada) Inc. (IDG), a retail planning and design firm. This acquisition was accounted for using purchase accounting, and as a result of this acquisition, there are six months of net revenues included in the nine months ended June 30, 2001. In fiscal 2000, Envoy completed two acquisitions: the acquisition of Sage Information Consultants, effective June 1, 2000, and the acquisition of Gilchrist Brothers Limited, effective July 1, 2000. As a result of the acquisitions of Sage and Gilchrist, there are an additional eight and nine months of net revenues for these companies, respectively, included in the June 30, 2001 results of operations that were not included in our results of operations for the nine months ended June 30, 2000. Organic growth accounted for approximately $7.7 million or 14% of the overall increase in net revenue for the period.

In the nine months ended June 30, 2001, net revenue from our marketing services represented approximately 31% of our net revenue, while design and technology represented 49% and 20% respectively. In the nine months ended June 30, 2000, marketing services represented approximately 57% of net revenue, with design and technology services representing 35% and 8% respectively.

We have continued to geographically diversify our revenue base. The geographical breakdown of our net revenue for the nine months ended June 30, 2001 was 50% from the United States, 23% from the United Kingdom and Continental Europe, and 27% from Canada. Net revenue for the nine months ended June 30, 2000 was 63% from the United States and 37% from Canada.

EBITDA Before and After Unusual Items

For the nine months ended June 30, 2001, we earned $9.2 million in earnings before interest expense, income taxes, depreciation and amortization (EBITDA) before unusual items, and our EBITDA after unusual items was $7.1 million. For the nine months ended June 30, 2000, we earned $7 million in EBITDA.

Operating Expenses

Operating expenses increased by 66% to $53.8 million for the nine months ended June 30, 2001, from $32.4 million for the nine months ended June 30, 2000. The increase in salaries and benefits reflects staff of acquired operations plus the additional management and client support employed to handle the continued growth and expanded operations throughout the Company. As a percentage of net revenue, salaries and benefits remained relatively constant at 63% for the nine months ended June 30, 2001 and 60% for the nine months ended June 30, 2000. The additional general and administrative expenses were largely due to expanded business development activities by our existing business divisions as well as new and expanded business development activity by the acquired businesses. General and administrative expenses decreased slightly at 17% of net revenue for the nine months ended June 30, 2001 compared with 18% of net revenue for the nine months ended June 30, 2000. Occupancy costs increased due to additional space required to support our growth from acquisitions. The additional depreciation charges were due to the depreciation of the costs of our additional leasehold improvements and of newly purchased capital equipment as a result of acquisitions.

The increase in interest charges was due to the additional debt relating to acquisitions.

See Note 1 to the consolidated financial statements. During the quarter, the Company announced that it was terminating its discussions in connection with the proposed acquisition of Leagas Delaney. Generally accepted accounting principles require that all costs in connection with the proposed acquisition and the related equity financing need to be expensed in full as of the date of abandonment. The impact of this was to expense $2.1 million of costs relating to the proposed acquisition. Costs include legal, accounting, consulting and other out-of-pocket expenses incurred in the negotiating and preparation of legal documents and preparation of long-form prospectus materials.

See Note 2 to the consolidated financial statements. Effective October 1, 2000, the Company was required to adopt on a retroactive basis the new accounting standards of the Canadian Institute of Chartered Accountants ("CICA") for income taxes. As a result of the December 2000 announcement by the government to introduce legislation to reduce income tax rates over the next four years, the Company was required to revalue its future tax assets as at December 31, 2000 to reflect the reduction in future expected tax rates. This increased the Company's tax provision for the three months ended December 31, 2000 by $100,000. Under the CICA's new accounting standard the Company is required to record this item as an adjustment to income tax expense, notwithstanding the fact that such amounts were not previously reflected in income tax expense when recorded.

Net Earnings Before and After Unusual Items

For the nine months ended June 30, 2001, we earned $1.3 million in net earnings before unusual items, and our net earnings after unusual items was $135,000.
For the nine months ended June 30, 2000, we earned $2.2 million in net earnings.

Per Share Amounts Before and After Unusual Items

Before unusual items: For the nine months ended June 30, 2001, the EBITDA before unusual items per share was $0.43, the earnings before goodwill before unusual items per share was $0.17 and the net earnings before unusual items per share was $0.06. After unusual items: For the nine months ended June 30, 2001, the EBITDA per share was $0.33, the earnings before goodwill per share was $0.11 and the net earnings per share was $0.01. For the nine months ended June 30, 2000, the EBITDA per share was $0.38, the earnings before goodwill per share was $0.17 and the net earnings per share was $0.12.

Cash Flows
Nine months ended June 30, 2001 compared with nine months ended June 30, 2000.

Net cash provided by operating activities before any increase and decrease in non-cash operating working capital was $4.9 million for the nine months ended June 30, 2001 and $4.4 million for the nine months ended June 30, 2000. Increase in net cash provided by operating activities is primarily due to increased earnings of acquisitions, as discussed previously.

Net cash used in financing activities was ($3.6) million for the nine months ended June 30, 2001, and net cash provided by financing activities was $11.8 million for the nine months ended June 30, 2000. The decrease is primarily due to a public offering in the prior year and the repayment of debt in the current year. In June 2000, the Company issued 1,533,571 common shares for net proceeds of $10 million. In addition, in June 2000, we established a new US$8 million revolving credit facility, and borrowed US$3.1 million under the facility. In January 2001, we borrowed an additional US$1 million, which has been used in part to fund the acquisition of IDG. In February 2001, we repaid US$3.1 million of the facility using cash from operations.

Results of Operations
Three months ended June 30, 2001 compared with three months ended June 30, 2000.

Net Revenue

Net revenue increased by 51% to $20.7 million in the three months ended June 30, 2001, from $13.7 million in the three months ended June 30, 2000. This increase occurred as a result of both growth through acquisition and organic growth. As a result of the acquisition of IDG there are three months of net revenues included in the three months ended June 30, 2001 that were not included in our results of operations for the three months ended June 30, 2000. As a result of the acquisitions of Sage and Gilchrist, there are three and two months of net revenues for these companies, respectively, included in the June 30, 2001 results of operations that were not included in our results of operations for the three months ended June 30, 2000. Organic growth was approximately $1.8 million or 10% for the period.

EBITDA Before and After Unusual Items

For the three months ended June 30, 2001, we earned $1.7 million in EBITDA before unusual items, and our EBITDA after unusual items resulted in a loss of ($447,000). For the three months ended June 30, 2000, we earned $2.8 million in EBITDA.

Operating Expenses

Operating expenses increased by 75% to $19.1 million for the three months ended June 30, 2001 from $10.9 million for the three months ended June 30, 2000. The primary reasons for the increase are increases in salaries and benefits of $6.6 million or 82%; an increase in general and administrative expenses of $949,000 or 42%; and an increase in occupancy costs of $619,000 or 104%. There were also increases in depreciation of $233,000 or 53%, and in goodwill amortization net of income taxes of $364,000 or 97%. The explanations for the increases are the same as previously discussed in the nine-month comparison, including the acquisitions of Sage, Gilchrist and IDG.

See Note 1 to the consolidated financial statements and previously discussed explanation on unusual items in the nine-month comparison.

The increase in interest charges was due to the additional debt relating to acquisitions.

Goodwill amortization increased from $374,000 to $738,000, due largely to the increased amount of goodwill derived from the acquisitions discussed above.

Net Earnings (Loss) Before and After Unusual Items

For the three months ended June 30, 2001, we earned ($273,000) in net earnings before unusual items, and our net loss after unusual items was ($1.5) million. For the three months ended June 30, 2000, we earned $971,000 in net earnings.

Per Share Amounts Before and After Unusual Items

Before unusual items: For the three months ended June 30, 2001, the EBITDA before unusual items per share was $0.08, the earnings before goodwill before unusual items per share was $0.02 and the net earnings before unusual items per share was ($0.01). After unusual items: For the three months ended June 30, 2001, the EBITDA per share was ($0.02), the loss before goodwill per share was ($0.04) and the net loss per share was ($0.07). For the three months ended
June 30, 2000, the EBITDA per share was $0.15, the earnings before goodwill per share was $0.07 and the net earnings per share was $0.05.


Cash Flows
Three months ended June 30, 2001 compared with three months ended June 30, 2000.

Net cash used in operating activities before any increase and decrease in non-cash operating working capital was $45,000 for the three months ended June 30, 2001 and $1.8 million for the three months ended June 30, 2000.

Net cash used in financing activities was ($5.0) million for the three months ended June 30, 2001, and net cash provided by financing activities was $3.3 million for the three months ended June 30, 2000. The explanations for the decreases are the same as previously discussed in the nine-month comparison.


Financial Condition
As at June 30, 2001 compared with September 30, 2000.

The working capital balance was $10.5 million and the cash balance was $12.3 million at June 30, 2001. At September 30, 2000, working capital was $11.4 million and the cash balance was $7.1 million. Additional cash balance is primarily due to an increase in outstanding accounts payable and accrued liabilities as a result of timing of payments.

Cash flow from operations as well as the availability of the remaining existing credit facilities and the net proceeds of any future share offerings are expected to provide the liquidity to meet current foreseeable cash needs for at least the next year.


Consolidated Balance Sheets
(In Canadian dollars)
(Unaudited-Prepared by Management)
                                                     June 30      September 30
As at                                                   2001              2000

ASSETS

Current assets:

Cash                                            $ 12,304,360       $ 7,105,418
Restricted cash                                      551,102                 -
Accounts receivable                               31,695,683        34,234,974
Prepaid expenses                                   2,524,149         1,732,212
                                                  47,075,294        43,072,604


Restricted cash                                            -           832,337
Capital assets                                    10,479,922        10,448,625
Goodwill and other assets                         45,529,927        46,987,707
Deferred income taxes                                642,151           966,715
                                               $ 103,727,294     $ 102,307,988


Liabilities and Shareholders' Equity

Current liabilities:

Accounts payable and accrued liabilities        $ 30,425,905      $ 24,247,075
Income taxes payable                                 289,165         1,190,313
Deferred revenue                                     413,371         1,044,873
Amounts collected in excess
  of pass-through costs incurred                   2,350,355         2,307,047
Current portion of long-term debt                  3,064,718         2,848,430
                                                  36,543,514        31,637,738

Long-term debt                                     3,691,968         7,983,449

Shareholders' equity:

Share capital                                     55,509,715        54,597,762
Retained earnings                                  8,538,756         8,403,367
Cumulative translation adjustment                   (556,659)         (314,328)
                                                  63,491,812        62,686,801
                                               $ 103,727,294     $ 102,307,988



Consolidated Statements of Operations and Retained Earnings
(In Canadian dollars)
(Unaudited-Prepared by Management)
                                                     June 30           June 30
For the nine months ended                               2001              2000

Net revenue                                     $ 62,954,227      $ 39,358,968

Operating expenses:

Salaries and benefits                             39,925,588        23,524,816
General and administrative                        10,391,596         7,190,469
Occupancy costs                                    3,475,816         1,640,810
                                                  53,793,000        32,356,095

Earnings before interest expense,
income taxes,depreciation, goodwill
amortization, and unusual items                    9,161,227         7,002,873

Depreciation                                       2,177,500         1,269,901
Interest expense                                     529,304           245,966

Earnings before income taxes, goodwill
amortization,and unusual items                     6,454,423         5,487,006

Impact of unusual items (Note 1)                   2,100,000                 -

Earnings before income taxes and
goodwill amortization                              4,354,423         5,487,006

Income tax expense, excluding the undernoted       1,899,911         2,374,993
Impact of tax rate changes (Note 2)                  100,000                 -

Earnings before goodwill amortization              2,354,512         3,112,013

Goodwill amortization, net of income taxes
of $18,000 (2000-$18,000)                          2,219,123           909,816

Net earnings                                       $ 135,389       $ 2,202,197

Retained earnings, beginning of period             8,403,367         5,492,940

Retained earnings, end of period                 $ 8,538,756       $ 7,695,137

Net earnings per share-basic                          $ 0.01            $ 0.12
Net earnings per share-fully diluted                    0.01              0.12

Earnings per share before goodwill
 amortization-basic                                     0.11              0.17
Earnings per share before goodwill
 amortization-fully diluted                             0.11              0.17

See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flow
(In Canadian dollars)
(Unaudited-Prepared by Management)
                                                     June 30           June 30
For the nine months ended                               2001              2000

Cash flows from operating activities:
Net earnings                                       $ 135,389       $ 2,202,197

Items not involving cash:

Deferred income taxes                                306,508             1,032
Depreciation                                       2,177,500         1,269,901
Goodwill amortization                              2,237,123           927,816

Net changes in non-cash working capital balances:

Increase in restricted cash                         (551,102)                -
Accounts receivable                                3,578,587         4,518,384
Prepaid expenses                                    (781,795)         (626,661)
Accounts payable and accrued liabilities           7,135,141        (5,371,285)
Income taxes payable                                (766,977)         (895,264)
Deferred revenue                                    (633,403)          335,053
Amounts collected in excess of
pass-through costs incurred                           36,968         1,685,346

Net cash provided by operating activities         12,873,939         4,046,519

Cash flows from financing activities:

Long-term debt                                       334,613         3,391,756
Long-term debt repayments                         (5,542,692)       (1,779,630)
Issuance of common shares for cash                   415,993        10,478,808
Reduction (increase) in restricted cash              834,962          (300,854)
Other                                                389,171                 -

Net cash provided by (used in)
financing activities                              (3,567,953)       11,790,080

Cash flows from investing activities:

Acquisition of subsidiaries (net of
 cash acquired(bank indebtedness assumed)
of $214,179; 2000-nil)                            (1,905,133)       (2,205,892)
Purchase of capital assets                        (2,082,771)       (1,765,020)

Net cash used in investing activities             (3,987,904)       (3,970,912)

Change in cash balance due to foreign exchange      (119,140)           78,440

Increase in cash                                   5,198,942        11,944,127
Cash, beginning of period                          7,105,418        15,300,454

Cash, end of period                             $ 12,304,360      $ 27,244,581

Cash flow from operations per share:
Basic                                                 $ 0.23            $ 0.24
Fully diluted                                         $ 0.23            $ 0.24

Supplemental cash flow information:
Interest paid                                      $ 268,102         $ 218,891
Income taxes paid                                  2,069,069         2,903,844
Shares issued for non-cash consideration           4,123,821         6,848,173




Consolidated Statements of Operations and Retained Earnings
(In Canadian dollars)
(Unaudited-Prepared by Management)
                                                     June 30           June 30
For the three months ended                              2001              2000

Net revenue                                     $ 20,747,839      $ 13,716,105

Operating expenses:

Salaries and benefits                             14,654,133         8,044,640
General and administrative                         3,223,366         2,274,531
Occupancy costs                                    1,217,593           598,192
                                                  19,095,092        10,917,363

Earnings before interest expense,
income taxes,depreciation, goodwill
amortization, and unusual items                    1,652,747         2,798,742

Depreciation                                         672,738           439,684
Interest expense                                     159,023            82,956

Earnings before income taxes, goodwill
amortization, and unusual items                      820,986         2,276,102

Impact of unusual items (Note 1)                   2,100,000                 -

Earnings (loss) before income taxes and           (1,279,014)        2,276,102
goodwill amortization

Income taxes                                        (536,290)          930,874

Earnings (loss) before goodwill amortization        (742,724)        1,345,228

Goodwill amortization, net of income taxes
of $6,000 (2000-$6,000)                              738,107           374,493

Net earnings (loss)                             $ (1,480,831)        $ 970,735

Net earnings per share-basic                         $ (0.07)           $ 0.05
Net earnings per share-fully diluted                   (0.07)             0.05

Earnings per share before goodwill
 amortization-basic                                    (0.04)             0.07
Earnings per share before goodwill
 amortization-fully diluted                            (0.04)             0.07

See accompanying notes to consolidated financial statements.




Consolidated Statements of Cash Flow
(In Canadian dollars)
(Unaudited-Prepared by Management)
                                                     June 30           June 30
For the three months ended                              2001              2000

Cash flows from operating activities:
Net earnings (loss)                             $ (1,480,831)        $ 970,735

Items not involving cash:

Deferred income taxes                                 18,994            26,189
Depreciation                                         672,738           439,684
Goodwill amortization                                744,107           380,493

Net changes in non-cash working capital balances:

Reduction (increase) in restricted cash             (551,102)                -
Accounts receivable                                2,231,471        10,993,980
Prepaid expenses                                     922,304          (444,966)
Accounts payable and accrued liabilities          (5,780,443)       (8,706,342)
Income taxes payable                              (1,050,685)        1,469,988
Deferred revenue                                    (258,684)          335,053
Amounts collected in excess of pass-through
costs incurred                                      (327,206)       (2,192,413)
Other                                               (144,904)                -

Net cash provided by (used in)
 operating activities                             (5,004,241)        3,272,401

Cash flows from financing activities:

Long-term debt                                       334,613         2,841,756
Long-term debt repayments                           (589,114)         (152,764)
Issuance of common shares for cash                    18,100         9,915,158
Reduction in restricted cash                       1,089,361           293,969
Other                                              1,002,336                 -

Net cash provided by financing activities          1,855,296        12,898,119

Cash flows from investing activities:

Acquisition of subsidiaries                          110,213           (19,687)
Purchase of capital assets                          (641,348)         (218,818)

Net cash used in investing activities               (531,135)         (238,505)

Change in cash balance due to foreign exchange      (471,511)          155,163

Increase in cash                                  (4,151,591)       16,087,178
Cash, beginning of period                         16,455,951        11,157,403

Cash, end of period                             $ 12,304,360      $ 27,244,581

Cash flow from operations per share:
Basic                                                 $ 0.00            $ 0.10
Fully diluted                                         $ 0.00            $ 0.10

Supplemental information:
Interest paid                                       $ 51,001          $ 56,503
Income taxes paid                                    779,248           433,861
Shares issued for non-cash consideration                   -         4,417,973




Notes to Consolidated Financial Statements

1. Unusual Items
During the quarter the Company announced that it was terminating its discussions in connection with the proposed acquisition of Leagas Delaney. Generally accepted accounting principles require that all costs in connection with the proposed acquisition and the related equity financing need to be expensed in full as of the date of abandonment. Costs include legal, accounting, consulting and other out-of-pocket expenses incurred in the negotiating and preparation of legal documents and preparation of long-form prospectus materials.

2. Income Taxes
Effective October 1, 2000, the Company was required to adopt on a retroactive basis the new accounting standards of the Canadian Institute of Chartered Accountants ("CICA") for income taxes. Under this accounting standard, the Company is not required to restate its comparative figures for prior years.

Under these new standards, future tax assets and liabilities attributable to all temporary differences are measured using the future tax rates expected to be in effect when the items are recovered or settled. The effect of a change in tax rates must be recognized in income at the enactment date.

Previously, future tax assets and liabilities were recorded at the tax rate in effect in the period in which the temporary difference arose and were not adjusted for subsequent tax rate changes. The Company's temporary differences are principally in respect to deductible share issue costs that were recorded directly in capital stock rather than as a credit to income tax expense. There is no cumulative effect as of October 1, 2000 of this change in accounting policy.

As a result of the December 2000 announcement by the government to introduce legislation to reduce income tax rates over the next four years, the Company was required to revalue its future tax assets as at December 31, 2000 to reflect the reduction in future expected tax rates. The impact of this was to increase the Company's tax provision for the three months ended December 31, 2000 by $100,000. Under the CICA's new accounting standards, the Company is required to record this item as an adjustment to income tax expense, notwithstanding the fact that such amounts were not previously reflected in income tax expense when recorded.

3. Segmented Information
The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as a global business and has no distinct operating segments. The tables below set out the following information:


                      By Customer Location                   By Geographic Area

June 30, 2001                          Net           Capital           Goodwill
                                   Revenue            Assets
Canada                        $ 16,955,785       $ 7,873,752       $ 21,783,752
United States                   31,404,861           664,109         16,208,576
United Kingdom and
 Continental Europe             14,593,581         1,942,061          7,437,784
                              $ 62,954,227      $ 10,479,922       $ 45,430,112

June 30, 2000

Canada                        $ 14,537,694       $ 7,625,559       $ 23,045,522
United States                   24,821,274           885,030         11,256,691
United Kingdom and
 Continental Europe                      -                 -                  -
                              $ 39,358,968       $ 8,510,589       $ 34,302,213


The Company's external net revenue by type of service is as follows:

June 30                               2001              2000

Net revenue:

Marketing                     $ 19,789,373      $ 22,543,012
Design                          30,632,540        13,562,558
Technology                      12,532,314         3,253,398
                              $ 62,954,227      $ 39,358,968